Exhibit 99.1

Davis Commodities Limited Announces Results of Extraordinary General Meeting

SINGAPORE, June 24, 2025 – Davis Commodities Limited (the “Company”) (Nasdaq: DTCK), a leading Singapore-based agricultural commodities trader, has announced that the resolutions proposed at the Company’s Extraordinary General Meeting held on June 23, 2025 were duly passed by the shareholders of the Company. Specifically, the Company’s shareholders passed the following resolutions approving:

1.	As a special resolution, the re-classification and re-designation of the authorised share capital of the Company of US$100,000.11 divided into 232,500,000,000 ordinary shares with a par value of US$0.000000430108 each (the “Ordinary Shares”) as follows:

(i) all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company, except (a) the 15,056,700 Ordinary Shares held by Davis & KT Holdings Pte. Ltd. and (b) the 1,458,281 Ordinary Shares held by Mr. Lek Pow Sheng, Pauson, be re-designated and re-classified as class A ordinary shares with a par value of US$0.000000430108 each (the “Class A Ordinary Shares”) on a one for one basis; and

(ii) the 15,056,700 authorized and issued and outstanding Ordinary Shares held by Davis & KT Holdings Pte. Ltd. be re-designated and re-classified as 15,056,700 class B ordinary shares with a par value of US$0.000000430108 each (the “Class B Ordinary Shares”) and the 1,458,281 authorised and issued and outstanding Ordinary Shares held by Mr. Lek Pow Sheng, Pauson be re-designated and re-classified as 1,458,281 Class B Ordinary Shares; and

(iii) 232,472,014,356 authorized but unissued Ordinary Shares be re-designated and re-classified into 232,472,014,356 Class A Ordinary Shares with a par value of US$0.000000430108 each; and

(iv) the 3,485,019 authorized but unissued Ordinary Shares be re-designated and re-classified into 3,485,019 Class B Ordinary Shares with a par value of US$0.000000430108 each,

in each case having the rights and subject to the restrictions set out in the Amended M&A (as defined below) to be adopted, and following which the authorized share capital of the Company shall be US$100,000.11 divided into 232,480,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

(the “Alteration of Share Capital”, and the proposal, the “Alteration of Share Capital Proposal”)

2.	As a special resolution, the adoption of the third amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in substitution for the existing memorandum and articles of association of the Company (the “Amendment to the M&A”, and the proposal, the “Amendment to the M&A Proposal”) as follows: “IT IS HEREBY RESOLVED, as a special resolution, that, subject to the effectiveness of the Alteration of Share Capital, the Company adopts the third amended and restated memorandum and articles of association attached hereto as Annex A (the “Amended M&A”) in substitution for and to the exclusion of the existing memorandum and articles of association of the Company”.

3.	To authorize the adjournment of the Extraordinary General Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Extraordinary General Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the “Authorization to Adjourn the Meeting”, and the proposal, the “Authorization to Adjourn the Meeting Proposal”).

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About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the fiscal year ended December 31, 2024.

For more information, visit www.daviscommodities.com.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Celestia Investor Relations

Dave Leung

Email: investors@celestiair.com

Forward-Looking Statements

This press release contains certain forward-looking statements, within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by terms such as “believe,” “project,” “predict,” “budget,” “forecast,” “continue,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “could,” “should,” “will,” “would,” and similar expressions or negative versions of those expressions.

Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, therefore, subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements contained in this press release. The Company’s filings with the SEC identify and discuss other important risks and uncertainties that could cause events and results to differ materially from those indicated in these forward-looking statements.

Forward-looking statements speak only as of the date on which they are made. Readers are cautioned not to place undue reliance upon forward-looking statements. Davis Commodities Limited assumes no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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